Filed pursuant to 424(b)(3)
Registration No. 333-153356

SUPPLEMENT NO. 16
DATED MAY 25, 2012
TO THE PROSPECTUS DATED SEPTEMBER 29, 2011
OF INLAND DIVERSIFIED REAL ESTATE TRUST, INC.

This Supplement No. 16 supplements, and should be read in conjunction with, the prospectus of Inland Diversified Real Estate Trust, Inc., dated September 29, 2011, as previously supplemented by Supplement No. 12 dated April 16, 2012 (which superseded all prior supplements), Supplement No. 13 dated April 30, 2012, Supplement No. 14 dated May 9, 2012 and Supplement No. 15 dated May 17, 2012.  Unless otherwise defined in this Supplement No. 16, capitalized terms used herein have the same meanings as set forth in the prospectus, as supplemented.

Description of Real Estate Assets

Recent Acquisitions

We recently purchased the following properties (dollar amounts stated in thousands, except for per square foot amounts):

Property Name	Date Acquired	Total Square Feet or Number of Units	Approx. Purchase Price Paid at Closing	Cap Rate (1)	Approx. Annualized Base Rent (2)	Average Annualized Base Rent per Square Foot (2)	Average Remain-ing Lease Term in Years	Econ-omic Occ-upancy (3)	Phy-sical Occ-upancy
9 Bank Branch Portfolio	05/17/12	42,882	$18,636	6.25%	$1,197	$27.91	14	100%	100%
–Various Locations in FL, GA, NC and OH

Dollar General	05/18/12	9,026	$1,055	8.27%	$91	$10.13	15	100%	100%
–Marbury, AL

Dollar General	05/18/12	12,406	$1,324	8.26%	$115	$9.25	15	100%	100%
–Gilbertown, AL

(1) We determine capitalization rate, or “cap rate,” by dividing the property’s annualized net operating income (“NOI”), existing at the date of acquisition, by the contract purchase price of the property paid at the date of acquisition (excluding amounts payable under earnout agreements as of the date of acquisition).  NOI consists of, for these purposes, rental income and expense reimbursements from in-place leases, including master leases, if any, reduced by operating expenses and existing vacancies.

(2)  Annualized base rent is calculated by annualizing the current, in-place monthly base rent for leases at the time of acquisition, including any tenant concessions, such as rent abatement or allowances, that may have been granted.

(3) As used herein, economic occupancy is defined as the percentage of total gross leasable area for which a tenant is obligated to pay rent under the terms of its lease agreement, regardless of the actual use or occupation by that tenant of the area being leased.  Additionally, it excludes vacant spaces subject to earnout agreements as of the date of acquisition.

9 Bank Branch Portfolio.  On May 17, 2012, we, through nine wholly owned subsidiaries formed for this purpose, acquired fee simple interests in nine single-tenant bank branches.  We purchased this portfolio of bank branches from an unaffiliated third party for approximately $18.6 million. Closing costs for this acquisition did not exceed $75,000.  We funded the purchase price paid at closing with proceeds from our offering.  The capitalization rate for this portfolio is approximately 6.25% based on the aggregate purchase price paid at closing.

The portfolio includes five branches leased to KeyBank, N.A., and located in Beachwood, Pepper Pike, Shaker Heights, Euclid and Mentor, Ohio.  With the exception of the Mentor branch, KeyBank, N.A. leases each property pursuant to a fifteen year, triple-net lease expiring in November 2026.  Each lease is renewable for five five-year terms.  The Mentor branch is leased to KeyBank, N.A. pursuant to a ten-year lease expiring in November 2021.  This lease is renewable for four five-year terms.  The portfolio also includes two branches leased to BB&T Corporation and located in Wilmington, North Carolina and Plantation, Florida, pursuant to triple-net leases expiring in January 2031 and March 2023, respectively.  Each lease is renewable for four five-year terms.  Finally, the portfolio includes two branches leased to Regions Bank pursuant to twenty-year, triple-net leases expiring in May 2027, and located in Acworth and Alpharetta, Georgia.  Each lease is renewable for four five-year terms.

We believe that each property is suitable for its intended purpose and adequately covered by insurance. We do not intend to make significant renovations or improvements to any of the properties in this portfolio.

Two Dollar General Stores.  On May 18, 2012, we, through two wholly owned subsidiaries formed for this purpose, acquired fee simple interests in two Dollar General stores, a 9,026 square foot store located in Marbury, Alabama and a 12,406 square foot store located in Gilbertown, Alabama.  We purchased the Marbury property from an unaffiliated third party for a purchase price paid at closing equal to approximately $1.1 million and purchased the Gilbertown property from an unaffiliated third party for a purchase price paid at closing equal to approximately $1.3 million. We funded each purchase price with proceeds from our offering.  The cap rates for the Marbury and Gilbertown properties are approximately 8.27% and 8.26%, respectively, based on the purchase prices paid at closing.

Each store is leased to Dollar General Corporation (“Dollar General”), pursuant to a fifteen-year, triple-net lease expiring in 2027.  Each lease is renewable for five five-year terms.

We believe that each property is suitable for its intended purpose and adequately covered by insurance. We do not intend to make significant renovations or improvements to either property. There are three competitive properties located within approximately ten miles of the Marbury property, and three competitive properties located within approximately twenty-five miles of the Gilbertown property.

Plan of Distribution

The following information is inserted at the end of the section of the prospectus captioned “Plan of Distribution,” which begins on page 175.

Status of the Offering

The following table provides information regarding the total shares sold in our offering as of May 23, 2012.

	Shares	Gross Proceeds ($) (1)	Commissions and Fees ($) (2)	Net Proceeds ($) (3)

From our sponsor:	20,000	200,000	–	200,000

Shares sold in the offering:	80,193,445	798,161,792	76,258,358	721,903,434

Shares sold pursuant to our distribution reinvestment plan:	3,052,325	28,997,084	–	28,997,084

Shares purchased pursuant to our share repurchase program:	(411,590)	(3,961,425)	–	(3,961,425)
Total:	82,854,180	$823,397,451	$76,258,358	$747,139,093

(1)

Gross proceeds received by us as of the date of this table for shares sold to investors pursuant to accepted subscription agreements.

(2)

Inland Securities Corporation serves as dealer manager of this offering and is entitled to receive selling commissions and certain other fees, as discussed further in our prospectus.

(3)

The amount indicated under net proceeds is prior to issuer costs.

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